

February 20, 2013

Via E-mail
Robert A. Katz
Chairman and Chief Executive Officer
Vail Resorts, Inc.
390 Interlocken Cresent
Broomfield, CO 80021

> **Re:** **Vail Resorts, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed September 25, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 19, 2012**
> **File No. 001-09614**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Signatures, page 59

1. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2). In this regard, we note that Mark L. Schoppet, your controller and principal accounting officer, signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacity.

Robert A. Katz
Vail Resorts, Inc.
February 20, 2013
Page 2

<u>Definitive Proxy Statement on Schedule 14A</u>

2. Please refer to item number 3 on your proxy card for your 2012 annual meeting of stockholders. Please confirm that in future filings you will include an advisory vote description that is consistent with the requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Such description should make clear that the company is asking shareholders to actually approve, on an advisory basis, the compensation paid to the company's named executive officers. Refer to Rule 14a-21 of Securities Exchange Act of 1934 and, for additional guidance, to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Adam D. Averbach
        Corporate Counsel – Securities & Governance